FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, July 26, 2012

EXECUTIVE ANNOUNCEMENTS

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that in continuation of its practice of encouraging management evolution in the best interests of Fairfax and its officers, effective August 1, 2012 John Varnell will become Vice President, Corporate Development, while continuing to assist as Fairfax’s liaison with the financial community.  The office of Chief Financial Officer of Fairfax is being assumed by David Bonham who, as Fairfax’s Vice President, Financial Reporting for eight years, has worked closely with John.

Additionally, Brad Martin has moved into the new role of Vice President, Strategic Investments, where he will provide support as a member of the board of directors of Fairfax’s significant investee partners. Paul Rivett, who is currently the Chief Operating Officer at Hamblin Watsa Investment Counsel, will now also oversee internal operations at Fairfax as Vice President, Operations.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “We are fortunate to have the executive depth within our group to continue to allow our personnel to move between roles.  Dave is ready to transition seamlessly into the Chief Financial Officer role.  Likewise, Brad will apply his experience to assist our investee companies and Paul is ready to oversee additional operational functions. ”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:     John Varnell, Chief Financial Officer, at (416) 367-4941

              Media Contact
              Paul Rivett, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946